UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 6, 2026

INMED PHARMACEUTICALS INC.

(Exact name of registrant as specified in its charter)

British Columbia, Canada	001-39685	98-1428279
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Suite 1445 – 885 West Georgia St.

Vancouver, British Columbia, Canada V6C 3E8

(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code: (604) 669-7207

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, no par value	INM	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

Amendment to Merger Agreement

On July 6, 2026, InMed Pharmaceuticals Inc., a company incorporated under the laws of the Province of British Columbia (the “Company”), Indigo Merger Sub Corp., a Delaware corporation and a wholly owned subsidiary of the Company (the “First Merger Sub”), Indigo Merger Sub II, LLC, a Delaware limited liability company and a wholly owned subsidiary of the Company (the “Second Merger Sub” and, together with First Merger Sub, the “Merger Subs”), and Mentari Therapeutics, Inc., a Delaware corporation (“Mentari”), entered into Amendment No. 1 to the Agreement and Plan of Merger and Reorganization (the “Amendment”), which amends the Agreement and Plan of Merger and Reorganization, dated as of May 19, 2026 (as amended, the “Merger Agreement”), by and among the Company, the Merger Subs, and Mentari.

A description of the Merger Agreement prior to the Amendment and the transactions contemplated thereby (the “Merger”) was previously reported in the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission (the “SEC”) on May 19, 2026.

The Amendment (i) clarifies the sequencing of the Contemplated Transactions (as defined in the Merger Agreement), including by providing that the Company will effect a name change to “Mentari Therapeutics, Inc.” prior to the Closing Date (as defined in the Merger Agreement) and will redomesticate from the Province of British Columbia to the State of Nevada on the Closing Date but prior to the filing of the certificate of merger, and will effect the Nasdaq Reverse Split (as defined in the Merger Agreement), if any, prior to the First Effective Time (as defined in the Merger Agreement); (ii) introduces the concept of a Company PIPE Amendment (as defined in the Merger Agreement) to facilitate potential additional private placement financing of Mentari pre-closing and clarifies the impact of such additional potential financing on the Exchange Ratio (as defined in the Merger Agreement); and (iii) clarifies the intended tax treatment of the Merger by, among other things, removing the contingency relating to a potential redomestication of the Company to the Cayman Islands and confirming that the First Merger and the Second Merger (as such terms are defined in the Merger Agreement), taken together, are intended to constitute an integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

Except as expressly modified by the Amendment, all terms and conditions of the Merger Agreement remain in full force and effect.

The foregoing summary of the Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Amendment, which is filed as Exhibit 2.2 to this Current Report on Form 8-K and incorporated herein by reference.

Item 7.01 Regulation FD Disclosure.

On July 6, 2026, the Company and Mentari issued a joint press release announcing the entry into the Amendment, as well as the filing on July 2, 2026 of a registration statement on Form S-4 (the “Form S-4”) containing a preliminary joint proxy statement/prospectus and management information circular with the SEC in connection with the proposed transaction contemplated therein.

The press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K and incorporated herein by reference, except that the information contained on the websites referenced in the press release is not incorporated herein by reference.

The information in this Item 7.01, including Exhibits 99.1, attached hereto, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”),or the Exchange Act, except as expressly set forth by specific reference in such filing.

Forward-Looking Statements

This Current Report on Form 8-K and the exhibits filed or furnished herewith contain forward-looking statements (including within the meaning of Section 21E of the Exchange Act and Section 27A of the Securities Act) concerning the Company, Mentari, the proposed Merger and related matters. These forward-looking statements include express or implied statements relating to the structure, timing and completion of the proposed Merger; the combined company’s listing on Nasdaq after closing of the proposed Merger; expectations regarding the ownership structure of the combined company (including the relative ownership the Company’s shareholders in the combined company); expectations regarding the pre-closing financing (and additional proceeds thereunder, if any) and the closing thereof; the effectiveness of the Form S-4 and the timing of the special meeting of the Company’s shareholders; the future operations of the combined company; the nature, strategy and focus of the combined company; the development and commercial potential and potential benefits of any product candidates of the combined company; and other statements that are not historical facts. The words “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words.

These forward-looking statements are based on current expectations and beliefs and are subject to risks and uncertainties, including risks related to the failure to obtain shareholder approval, the failure to complete the pre-closing financing (as currently contemplated or as amended), the failure to satisfy other closing conditions, delays in obtaining or adverse outcomes related to required regulatory approvals, the possibility that the Merger Agreement may be terminated in accordance with its terms, the Company’s ability to maintain listing on Nasdaq, unexpected costs, charges or expenses resulting from the proposed transaction, the effect of the announcement or pendency of the proposed transaction on existing and potential business relationships, operating results and business generally, and the other risks and uncertainties described in the Company’s filings with the SEC. Actual results may differ materially from those contemplated by these forward-looking statements, and neither the Company nor Mentari undertakes any obligation to update any forward-looking statement except as required by applicable law.

No Offer or Solicitation

This Current Report on Form 8-K and the exhibits filed or furnished herewith are not intended to and do not constitute (i) a solicitation of a proxy, consent or approval with respect to any securities or in respect of the proposed transaction or (ii) an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OR DETERMINED IF THIS CURRENT REPORT ON FORM 8-K AND THE EXHIBITS FILED OR FURNISHED HEREWITH ARE TRUTHFUL OR COMPLETE.

Important Additional Information About the Proposed Transaction Will be Filed with the SEC

This Current Report on Form 8-K and the exhibits filed or furnished herewith are not substitutes for any other document that the Company may file with the SEC in connection with the proposed transaction, including the Form S-4. In connection with the proposed transaction, the Company intends to file relevant materials with the SEC, including the Form S-4, which has not yet been declared effective.

THE COMPANY URGES INVESTORS AND SHAREHOLDERS TO READ THE REGISTRATION STATEMENT, INCLUDING THE PROXY STATEMENT/PROSPECTUS AND MANAGEMENT INFORMATION CIRCULAR CONTAINED THEREIN, AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, MENTARI, THE PROPOSED TRANSACTION AND RELATED MATTERS.

Investors and shareholders will be able to obtain free copies of the Form S-4 and other documents filed by the Company with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov.

Participants in the Solicitation

The Company, Mentari and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction. Information about the Company’s directors and executive officers, including a description of their interests in the Company is included in the Company’s most recent Annual Report on Form 10-K and subsequent reports filed with the SEC and certain Canadian securities regulators. Additional information regarding such persons and their interests in the proposed transaction is included in the Form S-4 and accompanying proxy statement/prospectus and management information circular relating to the proposed transaction that is filed with the SEC, which has not yet been declared effective. These documents can be obtained free of charge from the sources indicated above.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description

2.2	Amendment No.1 to the Agreement and Plan of Merger and Reorganization, dated as of July 6, 2026, by and among InMed Pharmaceuticals Inc., Indigo Merger Sub Corp., Indigo Merger Sub II, LLC and Mentari Therapeutics, Inc.

99.1	Press Release, issued on July 6, 2026

104	Cover Page Interactive Data File (formatted as Inline XBRL)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INMED PHARMACEUTICALS INC.
(Registrant)

	By:	/s/ Eric A. Adams
Date: July 10, 2026	Name:	Eric A. Adams
	Title:	President & CEO

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